Kelso Technologies

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

82-2441

BCSC
British Columbia Securities Commission

Freedom of Information and Protecti... e authority of and used for the purpose of administering the *Secu*... Supervisor, Financial Reporting (604-899-6729), PO Box 101 ... h Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchan... end of their first, second and third fi... days of their year end. *"Exchange i*... securities are listed and posted for t... Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   ...r present, at a minimum, each ...r more of the total amount for a ...on the face of the financial ...s of a material classification may ...ading "miscellaneous" or "other" in the cost breakdown, the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   ...stage are reminded that Section ...Commission's Rules requires a ...icial statements containing an ...on, research, development and ...r expensed or deferred and if the ... issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

DD 5/1

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Kelso Technologies Inc.	February 28/03	03/04/10

ISSUER ADDRESS
801 - 1318 Homer Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	British Columbia	V6B 6A7	(604) 899-1144	(604) 899-1274

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Stephen Grossman	President	(604) 899-1274

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kelsotek@kelsotech.com	www.kelsotech.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ [signature]	Stephen Grossman	03/04/10
➤ [signature]	John Carswell	03/04/10

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003

(unaudited – prepared by management)

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

February 28, 2003

(unaudited – prepared by management)

	February 28, 2003	August 31, 2002
ASSETS		
Current:		
Cash	$ 61,070	$ 92,492
Goods and Services Tax receivable	1,259	1,501
	$ 62,329	$ 93,993
Capital assets	9,377	7,821
	$ 71,706	$ 101,814
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 200,246	$ 116,215
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares	$ 5,621,908	$ 5,347,296
Preference shares	71,450	130,500
Deficit	(5,821,898)	(5,492,197)
	$ (128,540)	$ (14,401)
	$ 71,706	$ 101,814

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(unaudited – prepared by management)

	Three Months Ended February 28, 2003	Three Months Ended February 28, 2002	Six Months Ended February 28, 2003	Six Months Ended February 28, 2002
Revenue	$ -	$ -	$ -	$ -
Expenses:				
Accounting and legal	$ 39,111	$ 38,855	$ 42,479	$ 54,110
Advertising	279	3,594	879	3,839
Amortization	692	509	1,242	761
Automobile	1,950	1,950	4,162	3,900
Bank charges and interest	565	182	784	674
Consulting	29,349	18,064	73,081	32,083
License and fees	2,241	13,442	5,793	16,726
Management fees	20,550	20,550	41,100	41,100
Office	2,063	2,675	4,504	4,666
Rent	2,529	2,527	5,056	5,055
Telephone	1,980	1,100	3,752	2,335
Travel and promotion	4,203	2,542	9,482	7,003
	$ 105,512	$ 105,990	$ 192,314	$ 172,252
Loss before the undernoted	$ (105,512)	$ (105,990)	$ (192,314)	$ (172,252)
Interest income	189	250	453	896
Research and development costs	(88,931)	(21,991)	(137,840)	(55,586)
Net loss for the period	$ (194,254)	$ (127,731)	$ (329,701)	$ (226,942)
Deficit, beginning of period	(5,627,644)	(5,168,619)	(5,492,197)	(5,069,408)
Deficit, end of period	$ (5,821,898)	$ (5,296,350)	$ (5,821,898)	$ (5,296,350)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited – prepared by management)

	Three Months Ended February 28, 2003	Three Months Ended February 28, 2002	Six Months Ended February 28, 2003	Six Months Ended February 28, 2002
Cash flows from (used in) operating activities				
Net loss for the period	$ (194,254)	$ (127,731)	$ (329,701)	$ (226,942)
Add: item not affecting cash				
-amortization	692	509	1,242	761
	$ (193,562)	$ (127,222)	$ (328,459)	$ (226,181)
Changes in other non-cash items				
Goods and Services Tax receivable	(1,259)	(2,196)	242	(2,849)
Accounts payable and accrued liabilities	116,139	55,949	84,031	(157,323)
	$ (78,682)	$ (73,469)	$ (244,186)	$ (386,353)
Cash flows used in investing activities				
Acquisition of capital assets	$ (2,798)	$ (4,185)	$ (2,798)	$ (4,952)
Cash flows from (used in) financing activities				
Issuance of common shares	$ 8,415	$ 5,500	$ 215,562	$ 564,811
Increase (decrease) in cash during the period	$ (73,065)	$ (72,154)	$ (31,422)	$ 173,506
Cash, beginning of period	134,135	252,392	92,492	6,732
Cash, end of period	$ 61,070	$ 180,238	$ 61,070	$ 180,238

KELSO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003

(unaudited – prepared by management)

1. Basis of Operations

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2002. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principals because certain information included in the audited consolidated financial statement for the year ended August 31, 2002 has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Six Months Ended February 28, 2003

1. No deferred costs were incurred during the period.

2. Related Party Transactions

   Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

   The following summarizes the company's related party transactions for the period:

Consulting	$	69,081
Management fees	$	41,100
Rent	$	5,056
Legal	$	27,120

   These transactions are in the normal course of operations and are measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties.

   Included in accounts payable are $129,598 to related parties.

3. a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
11/0702	Common	Private Placement	1,071,470	$0.10	$ 107,147	Cash
11/07/02	Common	Private Placement	2,000,000	$0.05	$ 100,000	Cash
01/14/03	Common	Conversion	74,832	$0.30	$ 22,450	Preference shares
01/14/03	Common	Conversion	143,750	$0.20	$ 28,750	Preference shares
01/24/03	Common	Conversion	10,333	$0.30	$ 3,100	Preference shares
01/24/03	Common	Conversion	19,000	$0.25	$ 4,750	Preference shares
02/13/03	Common	Exercise of Options	63,500	$0.11	$ 6,985	Cash
02/24/03	Common	Exercise of Options	13,000	$0.11	$ 1,430	Cash

b) Stock options granted during the period:

Date	Number of Shares	Name	Exercise Price	Expiry
09/04/02	400,299	John Carswell	$0.10	09/04/07
09/04/02	300,000	Barry LaCroix	$0.10	09/04/07
09/04/02	120,000	Harley D. Sinclair	$0.10	09/04/07
09/04/02	100,000	Bryce D. Stewart	$0.10	09/04/07
11/04/02	106,071	Stephen Grossman	$0.11	11/04/07
11/04/02	101,076	John Carswell	$0.11	11/04/07
11/04/02	100,000	Barry LaCroix	$0.11	00/04/07

4. a) Share Capital:

Authorized:

100,000,000 Class “A” preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class “A” convertible, voting preference, Series 1

100,000,000 common shares without par value

b) Issued and Fully Paid:

31,975,308 common shares

71,450 Class “A” convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at February 28, 2003

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
56,647	$0.11	April 18, 2005
200,000	$0.10	April 18, 2005
695,300	$0.11	October 6, 2005
147,286	$0.10	November 22, 2006
920,299	$0.10	September 4, 2007
307,147	$0.11	November 4, 2007

ii) Warrants Outstanding at February 28, 2003

Number of Shares	Exercise Price	Expiry Date
60,000	$0.10	September 18, 2003
1,289,770	$0.10	September 20, 2003
671,200	$0.10	September 21, 2003
127,650	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,028,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003
75,000	$0.16	April 23,2004
200,000	$0.10	October 28, 2004
986,220	$0.10	November 4, 2004
1,071,470	$0.10	May 27, 2005

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

Stephen L. Grossman – President and CEO
John Carswell – Vice President, Business Development, Corporate Communications and Marketing
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Six Months Ended February 28, 2003

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self governing body for the railroad industry in North America and Mexico, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now traveling throughout all of North America.

Kelso completed the first year of the two years AAR Service Trial as of November 14, 2002. On December 2, 2002, Kelso, an AAR Observer and GATX, a railroad service and repair facility near Sarnia, Ontario, conducted an AAR teardown of five of its thirty valves in the service trial. This teardown is required in order to seek approval of the AAR to enter commercial service regarding the non-regulated commodities being transported by general-purpose railroad tank cars. After the teardown, an inspection report is submitted to the AAR with both the AAR Observer and Kelso's engineer signing said report. That report describes in detail what was observed at the teardown. This includes individual testing of the five valves to see where they each opened and closed, as well as closely inspecting all the parts of the valve for wear and tear or any major damage. Besides reporting the test results, Kelso submits its recommendations to the AAR Tank Car Committee. In this situation Kelso recommended approval of the first year of trial and to be able to continue the second year. On February 7, 2003, Kelso received an AAR Form 4-6 with the AAR Director of the Tank Car Committee approving the first year of the trial and allowing Kelso to continue through the second year of said trial. It might be noted that sixteen tank car committee members had to review the test information and then vote on approval. Nine out of the sixteen had to vote in favor of the information supplied to them in order to approve Kelso's request.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the six months ended February 28, 2003, the company had no revenues and incurred $192,314 in general and administrative expenses. The major expenditures during the year were as follows:

Accounting & Legal	$	42,479
Management fees	$	41,100
Consulting	$	73,081

Audit and accounting fees for the period totaled $3,500. Legal fees of 27,120 are due to the law firm of Godhino Sinclair (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $9,493 in legal fees related to patent work on the JS75 SRV.

During the period, $41,100 was accrued as management fees to Stephen L. Grossman (the President and CEO of the Company).

Subsequent Events

Subsequent to February 28, 2003, Kelso is in its second year of the required AAR Service Trial in order for the Company to seek approval for regulated commodities being transported by general - purpose railroad tank cars.

On March 13, 2003, Kelso made a news release announcing it is in negotiations for a $3 Million Financing. It's Kelso's main goal to now seek the major financing in order to hire staff and enter commercialisation.

As at this date, Mr. Grossman has accrued unpaid management consulting fees in the approximate amount of $89,050.00.

If you have any questions, please feel free to contact Kelso at 1-604-899-1274.

Kelso thanks you...

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.